Exhibit (b)(1)

September 4, 2007

Advanced Semiconductor Engineering, Inc.

Attention: Mr Joseph Tung, Chief Financial Officer

Dear Sirs,

Commitment Letter for up to US$750 million NTD equivalent term facility (the “Facility”)

You have advised us that you, Advanced Semiconductor Engineering, Inc. (“ASE Inc”), desire to establish the Facility, the proceeds of which would be used to finance the acquisition of all of the issued and outstanding common shares of ASE Test Ltd. (the “Target”) held by third parties, a company incorporated in Singapore and listed on NASDAQ, by way of scheme of arrangement, tender or exchange offer, negotiated purchase or otherwise (the “Acquisition”).

1.
Commitment Terms

Citibank, N.A., Taipei Branch ("Citibank") is pleased to inform you of Citibank's commitment to provide the entire amount of the Facility, and Citigroup Global Markets Asia Limited (“CGMAL”) is pleased to inform you of its agreement to act as arranger of the Facility, in each case subject to the terms and conditions described in this letter and the attached Annex I. This letter, the fee letter (if any, entered into between ASE Inc and Citibank in respect of the fees for the Facility, the "Fee Letter") and Annex I are referred to collectively as the "Documents". Citibank and CGMAL are together referred to as “Citi”.

2.	Conditions Precedent Citi’s commitment and agreement hereunder are subject to:

(i)
the preparation and execution of mutually acceptable facility documentation (the “Facility Documentation”) including a credit agreement incorporating, inter alia, substantially the terms and conditions outlined in Annex I and the absence of any event which would entitle ASE Inc to be relieved of its purchase obligation under the scheme or arrangement or any document (including the Offer Document) effecting the purchase obligation of ASE Inc in connection with the Acquisition and the absence of any event which would entitle ASE Inc to revoke its offer under the Offer Document;

(ii)
the accuracy and completeness of all representations that you (or your advisors) make to us and all information that you (or your advisors) furnish to us in respect of the Acquisition and your compliance with the terms of the Documents;

	(iii)	the payment in full of all fees, expenses and other amounts payable under the Documents;

(iv)
your granting Citi (for its benefit or the benefit of its nominated affiliate) the option (the "Option") to act (in its discretion) in each or any of the following roles:  sole book runner, sole lead manager, placing agent, sole arranger and/or in a similar capacity on a sole basis (as the case may be) in connection with any and each refinancing or partial refinancing/a refinancing (each a "Refinancing") of the Facility by way of each or any of a capital markets issue, equity issue (other than that which is already the subject of a separate mandate between the Borrower and an affiliate of Citi acting as financial advisor of the Borrower), syndicated loan or otherwise which takes or is to take place at any time in the 60 months (the "Relevant Period") from the date herein, such option to be capable of exercise by Citibank

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or any affiliate thereof.  The Option shall apply to and is capable of exercise separately in relation to any and each Refinancing and shall be deemed to have been granted upon your written acceptance of this commitment letter ;and

	(v)	your granting Citi (for the benefit of it/its nominated affiliate) the first right of refusal for the relevant derivatives transaction in connection with the Facility.

3.	Syndication

3.1
Citi reserves the right, prior to or after the execution of definitive Facility Documentation, to syndicate all or a portion of its commitment to one or more other financial institutions (the financial institutions becoming parties to the Facility Documentation being collectively referred to herein as the "Lenders"). Such syndication will be managed by Citi. Citi and its affiliates will act as arranger with respect to the Facility and will manage all aspects of the syndication in consultation with you, including the timing of all offers to potential Lenders, the acceptance of commitments, and the determination of the amounts offered and the compensation provided. You understand that Citi may choose to commence syndication efforts promptly and that it may elect to appoint one or more additional arrangers to direct the syndication efforts on its behalf.

	3.2	You agree to take all action as Citi may reasonably request to assist it in forming a syndicate acceptable to it.

3.3
To ensure an orderly and effective syndication of the Facility, you agree that until the termination of the syndication (as determined by Citi), you will not, and will not permit any of your affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorise the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility (save for the establishment of a series of bilateral arrangements or any other financing previously disclosed in writing to us prior to the date of this commitment letter) or debt securities (save  for any renewals thereof with no increase in the overall debt size) in the commercial bank or capital markets, without the prior written consent of Citi, not to be unreasonably withheld; provided that the foregoing shall not limit your ability to issue commercial papers, utilise other short-term debt programmes currently in place or issue equity securities.

3.4
You agree that Citi (or its affiliates) will act as the sole agent for the Facility and that no additional agents, co-agents or arrangers will be appointed, or other titles conferred, without Citi's consent. You agree that no Lender will receive any compensation of any kind for its participation in the Facility, except as expressly provided for in Annex I.

3.5
The commitment and agreement of Citi hereunder and the commitment of any Lender that issues a commitment to provide financing under the Facility are made solely for your benefit and may not be assigned or transferred by you or otherwise relied upon by any other person.

3.6
You agree that, without prejudice to the terms of paragraphs 1 and 4 (Commitment Termination), Citi has the right at any time to change only the pricing of the Facility if such change is advisable in the judgement of Citi to ensure a successful syndication of such Facility.  If Citi determines such changes are necessary, Citi will consult with you for a period of up to 10 business days about such change.  If you do not accept such change after such period, Citi shall be entitled to terminate its commitment and agreement hereunder in accordance with paragraph 4 hereof and you shall be entitled to terminate this agreement in accordance with paragraph 4 hereof (subject to payment of the "Break Fee" referred to in paragraph 4.3 below) and to seek financing from any other party.

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4.	Commitment Termination

4.1
Citi's commitment and agreement set forth in the Documents will automatically terminate on the earlier of the date of signing of Facility Documentation and December 3, 2007, unless extended by the mutual agreement of the parties hereto. Prior to such date, Citi’s commitment and agreement under the Documents may be terminated by (i)  Citi if any event occurs or information has become available such that, in its judgment, it believes that any condition set forth in paragraph 2 (Conditions Precedent) is or may not be satisfied or (ii) you pursuant to paragraph 3.6 above;  or

4.2
The provisions of the Fee Letter and of Annex 1 relating to fees and paragraphs 2(iv), 2(v), 3 (Syndication), 5 (Indemnification), 6 (Limited Disclosure and Conflicts) and, 8 (Governing Law and Jurisdiction) and 10 (Limited Citi Role) hereof shall survive the expiration or termination of Citi’s commitment and agreement hereunder and all fees, expenses and other amounts payable under the Documents shall remain due and payable following such expiration or termination.

4.3
Termination of the agreement by you pursuant to clause 3.6 shall also be subject to payment of a fee ("Break Fee") in the amount of 25bps flat on the Facility Amount, payable within 10 business days of your failure to accept/agree or to take the steps required to implement the change in pricing advised by Citi pursuant to paragraph 3.6.  Such fee shall also be payable if this agreement is terminated and you enter into a facility with any third party upon substantially similar terms as the Facility for purposes in connection with financing the Acquisition (or any transaction of analogous effect) at any time within 12 months after the termination of this agreement.

5.	Indemnification

5.1
Whether or not the Facility Documentation is signed you hereby indemnify and agree to hold harmless Citi, each Lender and in each case each of its and their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities, costs, legal expenses and other expenses (all together “Losses”) that may be incurred by or awarded against any Indemnified Party, in each case arising out of or in connection with any claims, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Documents or the Facility Documentation (or the transactions contemplated hereby or thereby) or use of the proceeds of the Facility, whether or not such claim, investigation, litigation or proceeding is brought by you, any of your shareholders or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, except to the extent such Losses are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or wilful misconduct.

5.2
You further agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to you or any of your shareholders or creditors for or in connection with the transactions referred to above, except for direct (as opposed to indirect or consequential) damages or losses to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or wilful misconduct.

5.3
A Document may be enforced only by a party to it and the operation of the Contracts (Rights of Third Parties) Act 1999 (the “Act”) is excluded save that the Act shall apply to this paragraph 5 (Indemnification) for the benefit of the other Indemnified Parties only, subject always to the terms of paragraph 8 (Governing Law and Jurisdiction) and provided that Citi and you shall be entitled to agree any changes to or rescind the Documents without consent of such other Indemnified Parties.

6.	Limited Disclosure and Conflicts

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6.1
You agree that the Documents are for your confidential use only and that neither their existence nor the terms thereof will be disclosed by you to any person other than your officers, directors, employees, accountants, attorneys and other advisors, and then only on a "need to know" basis in connection with the transactions contemplated thereby and on a confidential basis. Notwithstanding the foregoing, following your return of your executed copies of the Documents to us as provided below:

(i)
you may make public disclosure of the existence and amount of Citi's commitment and of its agreement to act as arranger hereunder and the identity of the agent bank (subject to prior written approval of Citi in respect of the terms of such disclosure);

		(ii)	you may file a copy of this letter (but not the Fee Letter) in any public record in which it is required by law to be filed; and

		(iii)	you may make such other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your counsel, to make.

6.2
You should be aware that Citi or one or more of its affiliates may be providing financing or other services to third parties whose interests may conflict with yours and by signing this letter you are (subject to the terms of this paragraph 6.2 consenting to financing or other services being provided to such third parties. Be assured, however, that consistent with Citi's longstanding policy to hold in confidence the affairs of its customers, neither Citi nor any of its affiliates will furnish confidential information obtained from you to any of its other customers. By the same token, neither Citi nor any of its affiliates will make available to you confidential information that it obtained or may obtain from any other customer.

6.3
By acceptance of this letter and the other Documents, you acknowledge that you have been advised that (a) Citi and the Lenders are not in the business of providing legal, tax or accounting advice, (b) you understand that there may be legal, tax or accounting risks associated with the Facility described herein, (c) you should receive legal, tax and accounting advice from advisors with appropriate expertise to assess relevant risks, and (d) you should apprise appropriate senior management in your organisation as to the legal, tax and accounting advice and (and, if applicable, risks) associated with the Facility and Citi and the Lenders’ disclaimers as to these matters.

7.	Information

	7.1	You represent and warrant that:

(i)
all information (as supplemented from time to time) that has been or will hereafter be made available to Citi or any Lender by you or any of your representatives in connection with the transactions contemplated hereby is and will at all times be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made; and

(ii)
all financial projections, if any, that have been or will be prepared by you and made available to Citi or any Lender have been or will be prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that the projections will be realised).

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7.2
You agree to supplement the information and projections from time to time so that the representations and warranties contained in this paragraph remain correct and acknowledge that Citi is acting in reliance on the accuracy of information supplied to it without independent verification.

8.
Governing Law and Jurisdiction

The Documents shall be governed by, and construed in accordance with, the laws of England and Wales. The parties hereto submit to the non-exclusive jurisdiction of the English court or at our option arbitration in London under the rules of the London Court of International Arbitration. The parties hereto waive any defence of inconvenient forum, which may be available. You agree to appoint a process agent for service of process and copies of appointment if the Facility Documentation is not signed by the commitment termination date specified in paragraph 4 above and to notify us in writing of its address.

9.
Entire Agreement

The Documents set forth the entire agreement between the parties with respect to the matters addressed therein and supersede all prior communications, written or oral, with respect thereto and may only be modified in writing. Delivery of an executed signature page to any Document by facsimile shall be as effective as delivery of a manually executed document.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this letter and returning them to Joyce Shen, Vice President, Citibank, N.A., Taipei Branch (facsimile: 8862-8772-3634) at or before 5.00 p.m. (Taipei time) on September 7, 2007 the time at which the commitment offer and agreement of Citi set forth above (if not so accepted prior thereto) will expire. If you elect to deliver the above documents by facsimile, please arrange for the executed originals to follow by next-day courier.

Yours faithfully

Citibank, N.A., Taipei Branch

By:	/s/ Christie Chang
Christie Chang
Managing Director

Citigroup Global Markets Asia Limited

By:	/s/ Vivian Tan
Vivian Tan
Director

Accepted and Agreed
this 4th day of September, 2007:

Advanced Semiconductor Engineering, Inc.

By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

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Advanced Semiconductor Engineering, Inc.

Summary of Terms and Conditions
NT$24,750 Million NTD 5-Year Term Loan Facility

Borrower	:	Advanced Semiconductor Engineering, Inc. (“ASE Inc”), a company incorporated in Taiwan.

Facility	:	NT Dollar term loan facility.

Purpose	:
To provide a facility to the Borrower to acquire all of the issued and outstanding common shares of ASE Test Limited (the “Target”) held by third parties, a company incorporated in Singapore and listed on NASDAQ, by way of scheme of arrangement, tender or exchange offer, negotiated purchase or otherwise (the “Acquisition”).

Coordinating Arranger	:	Citibank, N.A., Taipei Branch (“Citibank”) / Citigroup Global Markets Asia Limited (“CGMAL”) (together as “Citi”).

Lenders		Citibank and other financial institutions to be invited by the Coordinating Arranger.

Facility Amount	:	Up to NTD24,750 Million.

Facility Agent	:	Citibank (the “Agent”).

Closing Date	:	The date of the execution of the Facility agreement.

Final Maturity Date	:	Earlier of (i) the Put Option Date if the Lenders exercise the Put Option; or (ii) 5 years from the Closing Date

Put Option	:
Each Lender will have a one-time independent option to put its residual outstanding amount back to the Borrower at the end of the 36th month from the Closing Date (“Put Option Date”), upon submission of a written notice to the Agent at least 4 months before the Put Option Date.

Availability Period	:	6 Business Days from the Closing Date. Any amount not drawn at the end of Availability Period will be cancelled automatically.

Drawdown	:
Subject to fulfillment of Conditions Precedent as defined below, drawings shall be made in one lump sum amount by the Borrower with no less than 3 Business Days’ prior written notice to the Agent. (Business Days shall be defined by reference to at least New York, Singapore and Taiwan.)

Scheduled Repayment	:
Lenders shall be repaid in 8 installments based on the following schedule:

Date                                                           % of outstanding amount
18th month from the Closing Date                              6.5%
24th Month from the Closing Date                               6.5%
30th month from the Closing Date                            14.5%
36th month from the Closing Date                            14.5%
42nd month from the Closing Date                           14.5%
48th month from the Closing Date                            14.5%
54th month from the Closing Date                            14.5%
60th month from the Closing Date                            14.5%

For Lenders who choose to exercise the Put Option, such Lender’s residual outstanding amount will be repaid fully on the Put Option Date.

Voluntary Prepayment	:
The Borrower may without premium or penalty prepay in whole or in part in minimum amount of NTD 500 million and an integral multiple of NTD 300 million at the end of any Interest Period subject to 15 days’ prior irrevocable written notice being given to the Agent.  Any such prepayment may not be thereafter reborrowed.

Interest Rate	:
Margin plus Reference Rate. A step-down pricing grid as follows:

Margin                                          Net Margin*
0.65% p.a.                                        < 0%
0.55% p.a.                               < 5% and>= 0%
0.45% p.a.                                      >= 5%

* Net Margin = Net income divided by net sales

Margin shall be adjusted semi-annually based on the semi-annual audited consolidated financial statements or annual audited consolidated financial statements of the Borrower. Margin adjustment shall become effective on the first day of the next Interest Period after the Agent’s receipt and acceptance of a written notice and financial statements (semi-annually or annually) from the Borrower certifying the achievement of such ratio.

Reference Rate shall be 90-day primary CP rate determined by reference to Reuter screen PRMCP for relevant Interest Period at approximately 11.30am on one Business Day immediately preceding the first day of each Interest Period.

Interest will be payable in arrears at the end of each Interest Period and calculated on the basis of the actual number of days elapsed in a year of 365 days.  The Borrower shall be liable for GBRT and GBRT Reserve.

Interest Period	:	90 days.

Commitment Fee	:	Nil.

Arrangement Fee	:	0.35% flat on the Facility Amount as of Closing Date, payable on the earlier of (i) the date falling 7 days from the Closing Date and (ii) the Initial drawdown date of the Facility.

Agency Fee	:	0.005% p.a. on the Facility Amount, payable to the Agent on the earlier of (i) the date falling 7 days from the Closing Date and (ii) the initial drawdown date and thereafter on each anniversary date.

Conditions Precedent to Drawdown	:
Customary for financing of this nature and others appropriate in the judgment of and satisfactory to, the Coordinating Arranger and Agent, including but not limited to:

1.    The execution and delivery of loan (including security) documentation, in form and substance satisfactory to the Lenders together with a copy of the agreement (the “Offer Document”) under which the Borrower makes its offer to purchase the shares of the Target and the final version (as submitted to the Singapore Industry Council of Singapore and the Target’s board of directors) of the scheme documents (“Scheme Documents”) in respect of the Acquisition and conditions to completion under the Scheme Documents (save for payment of the Acquisition purchase price and the events that necessarily follow thereafter).

2.    Delivery of certified copies of all relevant board resolutions, authorized signatories lists with specimen signatures and all relevant constitutional documents.

3.    The Borrower and the Target shall have obtained all necessary approvals (governmental, judicial, corporate or otherwise) for the Acquisition and for the financing contemplated herein (including board resolutions or other evidence of corporate authorization)

4.    Absence of any law or regulation that restrains, prevents or imposes materially adverse conditions upon the Borrower in connection with the Acquisition and absence of any violation of any law or regulation with respect to the Acquisition.

5.    Legal opinions from the counsels of the Lenders and the Borrower, satisfactory to the Lenders.

6.    Evidence that the Borrower has sufficient funds (including this Facility) to complete the Acquisition.

7.    Evidence that all conditions precedent to the Borrower’s obligation to pay the purchase price to the shareholders of the Target as set out in relevant Offer Document have been met.

8.    Consents (if required) from creditors of the Borrower and the Target for entering into the Acquisition.

9.    Such others to be confirmed by legal counsel.

Representations and Warranties	:
Usual and customary for financings of this nature on a repeating basis, including but not limited to the following:

1.    Corporate organization, existence, power and authorization.
2.    Execution, delivery and performance of loan documentation do not violate law, the Borrower’s charters or bylaws or existing agreements and does not result in the imposition of liens.
3.    No government or regulatory approvals, or other third-party consents, required other than those already obtained.
4.    Legality, validity, binding effect, admissibility and enforceability of the loan documentation.
5.    No litigation that may have a material adverse effect on the business, condition (financial or otherwise), operations, or prospects of the Borrower or the Borrower and its subsidiaries taken as a whole.
6.    No material adverse change in the business, conditions (financial or otherwise), operations or prospects of the Borrower or the Borrower and its subsidiaries taken as a whole.
7.    Completeness and accuracy of financial statements and information provided in all material aspects.
8.    No other violation of law or material agreements.
9.    Solvency and absence of any winding-up or analogous proceedings

Financial Covenants	:
The Borrower shall maintain the following financial covenants:

●  Minimum Current Ratio (defined as Current Assets divided by Current Liabilities) of 1.0x
●  Maximum Leverage Ratio (defined as Total Liabilities plus Contingent Liabilities divided by Tangible Net Worth plus Minority Interests) of 1.5x
●  Minimum Interest Coverage Ratio (defined as EBITDA divided by Interest Expenses) of 2.8x
●  Minimum Tangible Networth of NT$45.0 billion

The above financial covenants shall be calculated semi-annually based on the Borrower’s audited consolidated semi-annual and annual financial statements. The Chief Financial Officer of the Borrower shall provide the Agent with a certification stating that no Event of Default or potential Event of Default has occurred or is continuing. Such certificate shall be provided together with the relevant financial statements.

Covenants	:
Customary for financings of this nature and others appropriate in the judgment of the Coordinating Arranger/Agent, including but not limited to:

1.    Compliance with laws and maintenance of approvals.
2.    The Borrower shall provide the Agent annual and semi-annual audited consolidated financial statements within 120 days and 90 days from the end of such financial periods, and quarterly unaudited unconsolidated financial statements within 30 days from the end of such financial period.
3.    Access to books and records.
4.    Maintenance of insurance and properties.
5.    The Facility shall be ranked at least pari passu with the Borrower’s other senior unsecured indebtedness.
6.    Without the prior written consent of the Majority Lenders or disclosed to and approved by the Majority Lenders prior to the Closing Date, the Borrower shall not sell or dispose all or any of its assets, unless (a) the amount of assets to be sold or disposed in a single transaction or the aggregate amount of assets to be sold or disposed during the life of the Facility is less than 10% of total assets, or (b) such sale or disposals of assets are made within the ASE Group on arm’s length basis.
7.    Subject to the other carve-out to be agreed, the Borrower shall not merge or consolidate with any other company except for the Acquisition without the prior written consent of the Majority Lenders.
8.    Negative pledge on all the existing and the future assets of the Borrower, except (a) liens created in the ordinary course of business or arising by operation of law, or (b) liens in existence prior to the Closing Date acceptable to the Lenders provided that the indebtedness secured thereby is not increased.
9.    Arms’ length transaction with affiliates.
10.  No change of its business.
11.  The Borrower shall at all times maintain a minimum 51% ownership and management control of the Target.

Events of Default	:
Usual and customary for financings of this nature, including but not limited to the following:

1.    Failure to pay principal, interest or any other amount payable under the loan documentation when due;
2.    Representations or warranties materially incorrect when made or deemed made;
3.    Failure to comply with covenants (with cure periods where appropriate);
4.    Cross-default and cross acceleration with other indebtedness of the

Borrower and its subsidiaries with certain threshold to be determined in documentation;
5.    Material adverse change on the business, condition (financial or otherwise), operations or prospects of the Borrower or the Borrower and its subsidiaries, taken as a whole, which in the judgment of the Majority Lender(s), may have a material adverse effect on the ability of the Borrower to comply with any of its respective obligations under the Facility.
6.    The Borrower ceases to be listed on the Taiwan Stock Exchange.
7.    Material litigation, investigation or other proceeding which may have a material adverse effect.
8.    Failure to pay under a final judgment or court order.
9.    Insolvency or inability to pay debts as they fall due.
10.  Reorganisation (save for the Acquisition and for one made on solvent terms), liquidation, bankruptcy or similar proceeding.
11.  Creditor’s process and distress and attachment proceedings.
12.  Unlawfulness.

Expenses	:
All out-of-pocket expenses incurred (i) by the Coordinating Arranger, the Lender(s) or the Agent in connection with the preparation, arrangement, execution, delivery, modification, amendment and administration of the commitment documents and loan documentation (including reasonable fees and expenses of legal counsels and reasonably syndication expenses) or (ii) by the Coordinating Arranger, the Lender(s) or the Agent in connection with the enforcement of the Facility documentation (including reasonable fees and expenses of counsels) as well as in connection with the modification and amendment of the Facility documentation after the Closing Date, are for the Borrower’s account.  Such fees and expenses are payable regardless of whether the Facility is consummated or whether the Closing Date occurs.

Taxes	:
All payments in relation to the Facility will be made free and clear of any present and future taxes, withholdings, levies, duties or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender’s applicable lending offices).  The Borrower will indemnify the Coordinating Arranger, the Lender(s) and the Agent for such taxes paid and deduction incurred by the Coordinating Arranger, the Lender(s) or the Agent.

Yield Protection	:
All payments under the Facility shall be made free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender's applicable lending office).  The Borrower will indemnify the Coordinating Arranger, the Lenders and the Agent for such taxes paid by the Coordinating Arranger, the Lender(s) or the Agent.

Information Memorandum	:
The Borrower shall provide the Coordinating Arranger/Agent with all reasonable relevant information (including but not limited to corporate documents, business and industry information and no less than 5 years financial projection) regarding the Borrower and its subsidiaries, taken as a whole, to enable the Coordinating Arranger to prepare an information memorandum, which will be distributed to the potential lenders of the Facility.

Assignment and Participation	:
Subject to such assignment, transfer not immediately resulting by reason only of the assignment of transfer in an increased cost or tax liability to the Borrower, the Lenders shall have the right to assign or transfer all or a part of its rights and obligations under the Facility to any of its affiliates or other financial institution with notice to the Agent (without the consent from the Borrower). No restriction on the right of any Lender to sub-participate its rights.

Documentation	:
The Facility will be subject to preparation, execution and delivery of mutually acceptable loan documentation which will contain conditions precedent, representations and warranties, covenants, financial covenants, negative pledge, pari-passu, events of default, cross default and other provisions, including but not limited to provision relating to waiver of immunity, material adverse change, set-off, inspection right, illegality, cost and expenses related to preservation and enforcement, market disruption, waiver of consequential damages, indemnities including tax indemnities, break funding costs and default interest, agency provisions  usual and customary for financings of this nature and other appropriate for this Facility.

Governing Law	:	ROC laws.